F-11230

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2006

SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant's Name Into English)

Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________

Attached to the Registrant's Form 6-K and incorporated by reference herein, are the following :

1. Annual General Meeting 2006 Proxy Statement
2. Annual General Meeting 2006 Notice of Meeting
3. Annual General Meeting 2006 Information Circular
4. Annual General Meeting 2006 Supplemental Return Card

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

SPECTRUM SIGNAL PROCESSING INC. (THE "COMPANY")

TO BE HELD IN the Boardroom at the Company's offices at 2700 Production Way, Suite 300, Burnaby, British Columbia, Canada

ON Thursday, May 18, 2006 AT 1:30PM (PDT)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Pascal Spothelfer, the President and a Director of the Company, or in the place of the foregoing, ______________________ (Print the Name) as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Annual General Meeting and Information Circular)

	Resolution	For	Against
1.	To determine the number of Directors at seven (7)	____	____

	Resolution	For	Withhold
2.	To elect as Director, IRVING G. EBERT	____	____
3.	To elect as Director, ANDREW S.G. HARRIES	____	____
4.	To elect as Director, JULES M.J. MEUNIER	____	____
5.	To elect as Director, MATTHEW MOHEBBI	____	____
6.	To elect as Director, DAVID E. SCOTT	____	____
7.	To elect as Director, PASCAL E. SPOTHELFER	____	____

	Resolution	For	Against
8.	To consider and, if deemed advisable, to pass, with or without variation, a resolution confirming and approving an increase to the number of options covered by the 1995 Employee Stock Option Plan by 2,500,000, *the full text of which resolution is set out in Schedule A of* the accompanying Information Circular.	____	____
9.	To consider and, if deemed advisable, to pass, with or without variation, a resolution confirming and approving the adoption of a Share Compensation Plan by the Company, the full text of which resolution is set out in Schedule B of the accompanying Information Circular.		

	Resolution	For	Against
10.	To appoint KPMG, LLP as Auditors of the Company	____	____
11.	To authorize the Directors to fix the Auditors' remuneration	____	____

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

SPECTRUM SIGNAL PROCESSING INC.

2700 Production Way, Suite 300
Burnaby, B.C.
V5A 4X1
(604) 421-5422 (Telephone)
(604) 421-1764 (Facsimile)

NOTICE OF ANNUAL GENERAL MEETING

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of Spectrum Signal Processing Inc. (the "Company") will be held in the Boardroom at the Company's offices, at 2700 Production Way, Suite 300, Burnaby, British Columbia on Thursday, the 18th day of May, 2006 at the hour of 1:30 o'clock in the afternoon (Pacific time) to transact the usual business of an annual general meeting and for the following purposes:

1. To receive and consider the Report of the Directors to the Members.

2. To receive and consider the financial statements of the Company together with the auditor's report thereon for the fiscal year ended December 31, 2005.

3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at seven (7).

4. To elect directors to hold office until the next annual general meeting of the Company.

5. To appoint an auditor for the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix the auditor's remuneration.

6. To consider and, if deemed advisable, to pass, with or without variation, a resolution confirming and approving, subject to regulatory approval, an amendment to the Company's 1995 Employee Stock Option Plan, to increase the option pool by 2,500,000, the full text of which resolution is set out in Schedule A of the accompanying Information Circular.

7. To consider and, if deemed advisable, to pass, with or without variation, a resolution confirming and approving, subject to regulatory approval, the adoption of a Share Compensation Plan by the Company, the full text of which resolution is set out in Schedule B of the accompanying Information Circular.

SPECTRUM SIGNAL PROCESSING INC.

ANNUAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

Unless otherwise provided, the information herein is given as of March 24, 2006 (the "Record Date"). All figures contained in this Information Circular are expressed in United States dollars ("$") except for numbers of shares and unless otherwise stated. On The Record Date, the Noon Buying Rate was $1.00=Cdn$1.1675. The average rate for the one-year period ending December 31, 2005 was $1.00=Cdn$1.2115.

MANAGEMENT SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Spectrum Signal Processing Inc. (the "Company") for use at the Annual General Meeting (the "Meeting") of the Company to be held on Thursday, May 18, 2006. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders ("Shareholders"), nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Company.

Any Shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation and delivered to the office of the registrar and transfer agent at least 48 hours prior to the scheduled time of the Meeting at which such proxy is to be used, or to the Chair of the Meeting on the day of the Meeting, or any adjournment of it, and upon any such delivery the proxy is revoked.

VOTING OF PROXIES AND EXERCISE OF DISCRETION

A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him or her and on his or her behalf at the meeting other than the persons designated in the accompanying form of proxy. To exercise this right the Shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other name or may submit another proxy.

The shares represented by proxies in favour of management will be voted on any poll (subject to any restrictions they may contain) in favour of the matters described in the proxy.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority on the persons appointed thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented to the Meeting.

Non-registered Shareholders whose shares may be registered in the name of a third party, such as a broker or trust company, may exercise voting rights attached to shares beneficially owned by them. Applicable securities laws require intermediaries to seek voting instructions from non-registered Shareholders. Accordingly, unless a non-registered shareholder has previously instructed their intermediaries that they do not wish to receive materials relating to Shareholders' meetings, non-registered Shareholders should receive or have already received from their intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow voting by telephone, on the Internet, by mail or by fax. If non-registered Shareholders wish to attend the Meeting and vote the shares owned by them directly, such non-registered Shareholders should follow the procedure in the directions and instructions

Name, Country of Ordinary Residence and Position Held with the Company	Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past Five Years	No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed	Date on which the Nominee became a Director of the Company
PASCAL E. SPOTHELFER British Columbia, Canada PRESIDENT, CHIEF EXECUTIVE OFFICER and DIRECTOR	*President and CEO of the Company and Director of CityXpress Corporation.*	*50,704*	*March 15, 1999*
IRVING G. EBERT[(1)] *Ontario, Canada CHAIR OF THE BOARD and DIRECTOR*	*Corporate Director and investor in early stage companies and Director of Moda Solutions and Pinpoint Selling.*	*21,000*	*May 18, 2000*
ANDREW S.G. HARRIES [(2)] *British Columbia, Canada DIRECTOR*	*President and CEO of Zeugma Systems Inc.*	*35,000*	*April 16, 1999*
JULES M. J. MEUNIER[(1)(2)] *Ontario, Canada DIRECTOR*	*Corporate Director and Director of Zarlink Semiconductor.*	*10,000*	*March 25, 2002*
MATTHEW MOHEBBI[(2)] *Maryland, United States DIRECTOR*	*Vice-President, Mobile Satellite Systems, Hughes Network Systems*	*0*	*October 26, 2000*
DAVID E. SCOTT [(1)] *British Columbia, Canada DIRECTOR*	*Senior Partner of Risk Management Partners, consulting for the Government of Canada and the Aerospace and Defence Industry. Director of Pacific Safety Products and Mitec Telecom Inc.*	*0*	*July 26, 2005*

(1) *Member of the Audit and Governance Committee. Each member is considered independent and financially literate pursuant to the Securities Act (Ontario).*

(2) *Member of the Compensation and Nomination Committee.*

The Company is not aware that any of the above nominees will be unable or unwilling to serve as a director of the Company. However, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting and if one of the persons named in the enclosed form of proxy is appointed as proxy holder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Company in its discretion may select.

Board Practices

All directors hold office until the next meeting of the Shareholders of the Company unless they resign or are removed in accordance with the Company's Articles. Officers are appointed to serve at the discretion of the Board of Directors. The Board of Directors and committees of the Board schedule regular meetings over the course of the year. The Board of Directors will meet a minimum of four times during the course of the year. During 2005 the Board of Directors and committees of the Board met 19 times.

Board and Committee Attendance

The following tables present information about the Board of Directors and committee meetings and attendance by directors at such meetings for the year ended December 31, 2005.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, Goods and Services Tax and Value Added Tax).

Other Fees:

All other fees include fees for assistance with scoping the Company's Sarbanes-Oxley compliance project and fees for an annual subscription to the audit firm's on-line accounting research website.

The Audit and Governance Committee is responsible for the appointment, compensation and oversight of the work of the Company's independent auditor and is required to pre-approve all non-audit related services performed by KPMG LLP. Accordingly, the Audit and Governance Committee has adopted a pre-approval policy. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and outlines a list of prohibited services.

AMENDMENT OF 1995 STOCK OPTION PLAN AND ADOPTION OF SHARE COMPENSATION PLAN

At the Meeting, Shareholders of the Company will be asked to consider and, if deemed advisable, pass, with or without variation, resolutions approving (1) a 2,500,000 increase in the aggregate number of Shares reserved for issuance under the Company's 1995 Stock Option Plan, and (2) the adoption by the Company of a Share Compensation Plan to, in effect, amend, restate and replace the Company's existing 1995 Stock Option Plan, as amended. The text of the resolutions to be considered by Shareholders is set forth in Schedule A and B to this Information Circular.

Existing 1995 Stock Option Plan

The Company's 1995 Stock Option Plan was adopted and approved by Shareholders of the Company in 1995.

The purpose of the 1995 Stock Option Plan is to promote the interests of the Company and its subsidiaries by providing a means whereby selected directors, senior officers, employees and consultants of the Company and its subsidiaries ("Eligible Employees") may be granted incentive stock options under that Plan to purchase Common Shares ("Shares") of the Company, in order to attract and retain the services or advice of such directors, senior officers, employees and consultants, and to provide incentive to such persons by encouraging share ownership in the Company.

Under the 1995 Stock Option Plan, options may be granted to Eligible Employees from time to time to permit them to purchase up to a maximum number of Shares permitted to be reserved for issuance under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Toronto Stock Exchange (collectively, the "Applicable Rules"), at such exercise prices and times of expiry as may be permitted under the Applicable Rules.

The 1995 Stock Option Plan is administered by the Board of Directors of the Company. The directors choose Eligible Employees who may be granted options under the 1995 Stock Option Plan and determine the number of Shares in respect of which the option may be exercised and the exercise price. The Board may also establish rules under which options may vest by the passage of time or other criteria. No financial assistance is provided by the Company in connection with the exercise of any options granted under the 1995 Stock Option Plan.

Pursuant to the 1995 Stock Option Plan, the maximum number of common shares that may be issued pursuant to options granted thereunder is 5,550,000 (representing 29.4% of the Company's issued and outstanding Shares on a non-diluted basis). Since the 1995 Stock Option Plan's inception, a total of 1,451,237 Shares have been issued pursuant to options granted pursuant to the 1995 Stock Option Plan, leaving a total of 4,098,763 Shares which may be issued pursuant to options granted to date and options granted in the future. As at the Record Date, 3,317,175 options were outstanding and unexercised under the 1995 Stock Option Plan (representing 17.6% of the Company's issued and outstanding Shares on a non-diluted basis) and, therefore, assuming all options presently outstanding will be exercised in full, 781,588 options are available for grant as of the Record Date (representing 4.1% of the Company's issued and outstanding Shares on a non-diluted basis). Exercised stock options do not automatically replenish the option pool.

The Award Agreement will also set out whether the Award may be satisfied in cash or in Shares, or a combination thereof.

The New Plan contemplates a fixed maximum number of Shares reserved for issuance under its existing 1995 Stock Option Plan of 8,050,000 (representing 42.6% of the Company's issued and outstanding Shares on a non-diluted basis) Shares and to apply that maximum to both types of Awards (stock options and SARs) which may be granted under the New Plan. Where it is contemplated in the initial grant or Award Agreement that an Award may be satisfied or settled through the issuance of Shares by the Company from its treasury (hence, increasing the total number of Shares outstanding), the total number of Shares issuable on settlement or exercise, opposed to the number of SARs granted, would be deducted from the number of Shares otherwise reserved for issuance under the New Plan. However, the New Plan also contemplates that SARs Awards may be cash settled. Under the New Plan, where an Award may only be settled in cash (and, hence, not resulting in an increase in the total number of Shares outstanding) or in the event an Award is ultimately settled in that manner, this would not result in a reduction in the number of Shares otherwise reserved for issuance and available for subsequent Awards.

The Company believes that the New Plan presents an appropriate manner to design its share compensation arrangements in a flexible and administratively convenient way. The New Plan would allow the Company to better manage and tailor the incentives for its employees, officers and directors and to partially address the concern over dilution caused by increasing the number of Shares outstanding as a result of the exercise of stock options.

The Board of Directors approved the New Plan at a meeting held on March 22, 2006. Under the Applicable Rules, this amendment and restatement of the Company's 1995 Stock Option Plan and adoption of the New Plan is conditional upon approval by the Toronto Stock Exchange. The New Plan must also be approved by the Shareholders of the Company by a majority "disinterested vote", namely by a majority of the votes cast on the resolution other than votes attaching to Shares beneficially owned by insiders of the Company and their respective associates. To the knowledge of the Company, an aggregate of 128,352 Shares are held by such persons.

A copy of the Company's 1995 Stock Option Plan will be available for inspection by Shareholders at the head office of the Company during normal business hours prior to the Meeting and will be available at the Meeting or may be obtained upon request to the Chief Financial Officer of the Company ((604) 676-6733 or brent_flichel@spectrumsignal.com). A draft of the proposed New Plan is attached to this Information Circular as Schedule C.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgement on such matters.

EXECUTIVE COMPENSATION

The following table provides a summary of the compensation earned during each of the last three fiscal years by:

(a) the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO");

(b) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds Cdn$150,000 ($123,813) in the most recently completed fiscal year;

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year; and,

Such officers are collectively referred to herein as the "Named Executive Officers":

The Company has entered into an employment agreement with each of the Named Executive Officers. These contracts include provisions that are triggered by a change of control of the Company that provide for payment of an amount equivalent to 18 months' salary and bonus, and accelerated vesting of any outstanding options in the event of termination within the 12 month period following a change in control. In other circumstances where an executive's employment is terminated without cause (as defined in the agreements), a notice period of 12 months is required. Should an executive choose to terminate his employment with the Company, he is required to provide a minimum of three months' notice.

Particulars of stock options granted to the Named Executive Officers during 2005 were as follows:

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Named Executive Officer	Securities Under Options Granted (Common Shares)	% of Total Options Granted to Employees in Financial Year	Exercise Price [4]	Market Value of Securities Underlying Options on the Date of Grant [4]	Expiration Date
Pascal Spothelfer	120,000[1]	9.6%	$1.68	$1.53	Mar 24, 2008
	200,000[2][3]	16.0%	$1.78	$1.78	Feb 2, 2010
Mark Briggs	25,000[1]	2.0%	$1.68	$1.53	Mar 24, 2008
	15,000[2][3]	1.2%	$1.84	$1.84	Feb 14, 2010
	30,000[2]	2.4%	$1.17	$1.17	July 11, 2010
	17,708[1]	1.4%	$1.17	$1.17	July 11, 2010
	27,000[2]	2.2%	$1.19	$1.19	Dec 19, 2010
Brent Flichel	80,000[1]	6.4%	$1.68	$1.53	Mar 24, 2008
	25,000[2][3]	2.0%	$1.84	$1.84	Feb 14, 2010
	25,000[2]	2.2%	$1.19	$1.19	Dec 19, 2010
Mario Palumbo	50,000[1]	4.0%	$1.68	$1.53	Mar 24, 2008
	20,000[2][3]	1.6%	$1.84	$1.84	Feb 14, 2010
	27,000[2]	2.2%	$1.19	$1.19	Dec 19, 2010
Leonard Pucker II	65,000[1]	5.2%	$1.68	$1.53	Mar 24, 2008
	25,000[2][3]	2.0%	$1.84	$1.84	Feb 14, 2010
	27,000[2]	2.2%	$1.19	$1.19	Dec 19, 2010

(1) *These options vest immediately on the grant date. A restriction applied to prohibit trading of shares acquired on exercise of these options until February 7, 2006.*

(2) *These options vest over three years, one-third on the anniversary date of the grant and 2.79% monthly for the following 24 months.*

(3) *On December 19, 2005 the Board of Directors approved the accelerated vesting of options with an exercise price of Cdn$1.50 and above. As a result, these options are now fully vested.*

(4) *All Canadian dollar exercise prices and market values of securities have been converted to United States dollar exercise prices at the average foreign exchange rate in effect during the year of issue.*

Base salary levels for the Named Executive Officers have been determined primarily on the basis of (i) the Compensation and Nomination Committee's review of the CEO's assessment of each Named Executive Officer's performance during the prior year and (ii) the Compensation and Nomination Committee's understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the Named Executive Officers of the Company. In making such determination, external sources are consulted when deemed necessary by the Compensation and Nomination Committee.

The CEO's base salary has been determined after considering the salary levels of other executives with similar responsibilities and experience and after general discussions with outside advisors. The CEO's base salary was compared to salary levels of comparable executives at a variety of companies, with particular emphasis on comparable Canadian publicly listed technology companies.

Base salary levels for the other Named Executive Officers are benchmarked against salary levels of senior operational management in comparative labour markets. Operational management salaries are determined in accordance with a compensation plan that considers both objective factors such as sales volume and profitability and subjective factors. The Company's goal is to provide total compensation that is similar to the average for comparable positions at comparable Canadian publicly listed technology companies.

Awards of executive bonuses depend upon whether the Company has met specified annual operational targets established by the Compensation and Nomination Committee and approved by the Board of Directors. The amount of such bonuses is not subject to any minimum amount. In 2005, Named Executive Officers were granted stock options in lieu of a cash bonus plan.

Report presented by:

Andrew Harries
Jules Meunier
Matthew Mohebbi

Directors and Senior Executives Liability Insurance and Indemnity Agreements

The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of $10 million annual protection against liability (less a deductible of $250,000 for securities claims and $100,000 for other claims). The annual premium paid by the Company in 2005 for this insurance was $161,750. The Company also has entered into indemnity agreements with directors and senior officers of the Company to provide certain indemnification to such directors and senior officers, as permitted by the *Business Corporations Act (British Columbia)*.

Compensation of Directors

Non-employee directors of the Company are compensated via allotments of stock options and cash meeting fees. Non-employee directors are also reimbursed for reasonable travel and lodging expenses incurred in relation to their director duties. Non-management directors are granted stock options to purchase 20,000 Common Shares of the Company upon appointment to the Board. Non-management directors also receive an annual Board member stock option retainer equivalent to the Black Scholes value of Cdn$15,000 ($12,869). The Chair of the Board receives double this amount. Committee members receive an additional stock option grant equivalent to the Black Scholes value of Cdn$3,000 ($2,574). The committee Chairs receive double this amount. Non-management directors receive board meeting fees of Cdn$1,000 ($858) per board meeting and board teleconference fees $150 ($129) to a maximum of one and a half hours per teleconference. The Chair of the Board receives double these amounts. Effective March 18, 2005, non-management directors receive committee meeting and committee teleconference fees of Cdn$150 ($129) per meeting to a maximum of two hours. The Chair of the committee receives double these amounts.

Particulars of stock options granted to non-management directors of the Company during 2005, the most recently completed financial year, are as follows:

Name of Director	Number of Shares	Exercise Price per Common Share	Date of Grant	Expiry Date
Irving Ebert (1)	22,204	$1.29	June 17, 2005	June 16, 2015
Andrew Harries (1)	14,130	$1.29	June 17, 2005	June 16, 2015
Jules Meunier (1)	12,111	$1.29	June 17, 2005	June 16, 2015
Matthew Mohebbi	12,111	$1.26	June 17, 2005	June 16, 2015
Glenford Myers (4)	12,111	$1.26	June 17, 2005	June 16, 2015
Peter Roberts (1)(5)	14,130	$1.29	June 17, 2005	June 16, 2015
David Scott (1)(2)(3)	20,000	$1.42	July 27, 2005	July 26, 2015

(1) *All Canadian dollar exercise prices have been converted to United States dollar exercise prices at the average foreign exchange rate in effect during the year.*

(2) *The options vest over four years from the date of grant, 25% on each anniversary date.*

(3) *On December 19, 2005 the Board of Directors approved the accelerated vesting of options with an exercise price of Cdn$1.50 and over. As a result, these options are now fully vested.*

(4) *Mr. Myers retired from the Company's Board of Directors effective July 18, 2005.*

(5) *Mr. Roberts retired from the Company's Board of Directors effective December 31, 2005.*

Disclosure Requirements under 58-101F1		Company Disclosure
1. Board of Directors (a) Disclose the identity of directors who are independent. (b) Disclose the identity of directors who are not independent, and describe the basis for that determination. (c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities. (d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.		**Directors during 2005**: • Irving Ebert - independent; • Andrew Harries - independent; • Jules Meunier - independent; • Matthew Mohebbi – independent • Glenford Myers[(1)] - independent; • Peter Roberts[(2)] - independent; and • Pascal Spothelfer -- non-independent – Mr. Spothelfer is an executive officer of the Company (CEO). **Director nominee in 2006**: David Scott[(3)] – independent. [(1)] *Mr. Myers retired from the Company's Board of Directors effective July 18, 2005.* [(2)] *Mr. Roberts retired from the Company's Board of Directors effective December 31, 2005.* [(3)] *Mr. Scott joined the Company's Board of Directors on July 26, 2005.* The Board determined the independence of the foregoing directors in accordance with applicable Nasdaq listing standards and corporate governance rules and, with respect to the Audit and Governance Committee, SEC independence standards. The directors who are noted as "independent" above also satisfy the independence requirements under the Instrument and the Guidelines. The Board is responsible for determining whether or not each director is an *independent director.* To do this, the Board analyzes all material relationships of the directors with the Company and its subsidiaries. The Board considers Mr. Ebert, Mr. Harries, Mr. Meunier, Mr. Mohebbi and Mr. Scott to be independent as none of them has any material relationship with the Company. Mr. Spothelfer is not independent as a result of his employment with the Company as CEO. A majority of the directors are independent. None of the independent directors works in the day-to-day operations of the Company, is party to any material contracts with the Company, receive, directly or indirectly, any fees or compensation from the Company other than as directors, or has any other material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). For directorships of the directors of the Company in other reporting issuers (or equivalent), please refer to disclosure on page 3.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.		The independent directors held nine meetings in 2005 without management present. Mr. Ebert chaired these meetings. Such meetings are scheduled regularly during the year, often immediately after the Board's meetings.
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.		Mr. Ebert is an independent director. Mr. Ebert was the Chair of the Company's Board of Directors in 2005 and has served since 2002. The Chair is responsible for coordinating the activities of the independent directors and administering the Board's relationship with management and the CEO. Mr. Ebert's role is to ensure greater independence of the Board from management and to act as a liaison between management and the Board.

Disclosure Requirements under 58-101F1		Company Disclosure
		The Board and its committees review all the Company's major communications, including annual and quarterly reports. The Company communicates with its stakeholders through a number of channels including its web site. The Board oversees the Company's communication policy, which requires, among other things, the accurate and timely communication of all material information as required by applicable law. Shareholders can provide feedback to the Company in a number of ways, including via e-mail or calling a toll-free telephone number. The Company has implemented procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or reports of wrongdoing or violations of the Company's Code of Business Conduct and Ethics.
		The Board, through the Audit and Governance Committee, oversees the effectiveness and integrity of the Company's internal control processes and management information systems. The Company's management regularly reports to the Audit and Governance Committee on the quality of the Company's internal control processes. The Company has also adopted a disclosure policy.
		The Audit and Governance Committee is responsible for reviewing the governance principles of the Company, recommending any changes to these principles and monitoring their disclosure. This committee is responsible for the report on corporate governance included in the Company's Information Circular. The committee monitors best practices among Canadian and U.S. companies to ensure the Company continues to carry out high standards of corporate governance.
3. Position Descriptions (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position. (b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.		The entire Board is responsible for the overall governance of the Company. Any responsibility that is not delegated to senior management or a Board committee remains with the entire Board. The Board mandate and the charters of the Committees of the Board of Directors are considered to be position descriptions for the Chair of the Board and the chairs of the committees. The Board has adopted a position description for the CEO. The CEO has overall responsibility for all Company operations. The Board reviews and approves the corporate objectives that the CEO is responsible for meeting and such corporate objectives form a key reference point for the review and assessment of the CEO's performance. The Board has defined the limits to management's authority. The Board expects management, among other things, to: • review the Company's strategies and their implementation in all key areas of the Company's activities, provide relevant reports to the Board related thereto and assist the Board in its strategic planning for the Company; • carry out a comprehensive planning process and monitor the Company's financial performance against the annual plan approved by the Board; and, • identify opportunities and risks affecting the Company's business, develop and provide relevant reports to the Board related thereto and, with consultation of the Board, implement appropriate mitigation strategies.
4. Orientation and Continuing Education (a) Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.		All new directors receive an orientation package, which includes a record of historical public information about the Company, a copy of the Company's Code of Business Conduct and Ethics, the mandate of the Board and the charters of the Board committees, and other relevant corporate and business information. In addition, new directors meet with the Company's senior management and receive an introductory presentation about the Company, providing the directors with an opportunity to ask questions.

Disclosure Requirements under 58-101F1		Company Disclosure
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.		The Compensation and Nomination Committee has the responsibility for overseeing the evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board and the contribution of individual directors, by virtue of its charter. The charter of the Compensation and Nomination Committee can be found on the Company's website.
7. Compensation (a) Describe the process by which the board determines the compensation for issuer's directors and officers.		Please refer to the discussion included in the "Report on Executive Compensation" on page 10 and "Compensation of Director s" on page 13.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.		The Board has appointed a Compensation and Nomination Committee. This Committee has three members: Chair: Andrew Harries Members: Jules Meunier and Matthew Mohebbi The Nasdaq Rules require that all of the members of a Compensation and Nomination Committee be independent. The Board determined that the Company is in compliance with this requirement. Please refer to the discussion included in the "Report on Executive Compensation" on page 10 and "Compensation of Directors" on page 13.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.		The responsibilities, powers and operation of the Compensation and Nomination Committee are as described in its charter, a copy of which can be found on the Company's website. This Committee met twice in 2005.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.		The Compensation Committee reviews directors' and executive officers' compensation on a regular basis. In 2004 the Committee engaged outside advisors to assist with its review. To make its recommendation on directors' and executive officers' compensation, the Committee takes into account the types of compensation and the amounts paid to directors and officers of other comparable companies. The Committee did not consider it necessary to engage outside advisors to assist in its review in 2005 because of the work performed in 2004.
8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.		The Board has no other standing committees.
9. Assessments Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.		The Board introduced an assessment process for the Board and its committees in 2005. The Compensation and Nomination Committee administer the process. It considers Board and Committees performances relative to the Board mandate or relevant Committee charters, as appropriate, and provides a mechanism for all directors to assess and provide comments on Board and committee performance.

Audit and Governance Committee

Additional disclosure relating to the Company's Audit and Governance Committee as required under Multilateral Instrument 52-110 *Audit Committees* is contained in the Company's Annual Information Form and Annual Report on Form 20-F under the heading "Directors, Senior Management and Employees". The Annual Information Form of the Company is filed on the SEDAR website at www.sedar.com. A copy of the Company's Annual Information Form may also be obtained by making a request to the Secretary of the Company.

SCHEDULE A
To the Information Circular of Spectrum Signal Processing Inc.
Dated March 24, 2006

Amendment of 1995 Stock Option Plan

RESOLVED THAT:

The 1995 Stock Option Plan be amended to increase the number of common shares reserved for issuance under the Company's 1995 Stock Option Plan by 2,500,000 shares, to a maximum of 8,050,000.

SCHEDULE C
To the Information Circular of Spectrum Signal Processing Inc.

Dated March 24, 2006

SPECTRUM SIGNAL PROCESSING INC.

Share Compensation Plan
(Amended and Restated March 22, 2006)

1. PURPOSE

The purpose of this Share Compensation Plan (the "Plan) is to provide a means to attract and retain the services of employees, *bona fide* consultants, senior officers and directors of Spectrum Signal Processing Inc. (the "Company"), or of any affiliate thereof, and to provide added incentive to such persons by encouraging share ownership in the Company.

2. DEFINITIONS

For the purposes of this Plan, unless inconsistent with the subject matter or context:

A. "Affiliate" has the meaning given to such term in the *Business Corporations Act* (British Columbia), as the same may be amended from time to time.

B. "Award" means any Option or SAR granted to an Eligible Person under this Plan.

C. "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award.

D. "Common Shares" means Common Shares of the Company without par value and any shares, securities, cash or other property into which such shares may be exchanged, reclassified, recapitalized, converted or otherwise changed.

E. "Eligible Person" means an employee, *bona fide* consultant, senior officer or director of the Company or an Affiliate of the Company.

F. "Exchange" means the Toronto Stock Exchange.

G. "Market Price" means, with respect to Common Shares or other property, the market price of such Common Shares or other property determined by such methods or procedures as shall be established from time to time by the Plan Administrator provided that if the Common Shares are listed on any recognized stock exchange or a national market system, unless otherwise determined by the Plan Administrator in good faith, the Market Price of Common Shares shall mean the closing price per Common Share on the date immediately preceding the date on which the Market Price is to be determined (or, if the Common Shares were not traded on that day, the next preceding day that the Common Shares were traded) on the principal exchange on which the Common Shares are traded, as such prices are officially quoted on such exchange.

H. "SAR" or "Share Appreciation Right" means the right, granted under Section 6(b), to receive from the Company a payment of cash or an issue of Common Shares based wholly or in part on changes in the Market Price of the Common Shares.

3. ADMINISTRATION

This Plan shall be administered by the Board of Directors of the Company (the "Board") or, in the event the Board shall appoint and/or authorize a committee to administer this Plan, by such committee. The administrator of this Plan shall hereinafter be referred to as the "Plan Administrator".

To ensure that the Company or Affiliate will achieve the purpose and receive the benefits contemplated in this Plan, the Plan Administrator may, in respect of any Options granted to any Grantee hereunder, establish a schedule for the exercise of such Option (a "Vesting Schedule").

C. Exercise

Subject to any Vesting Schedule each Option may be exercised in whole or in part at any time and from time to time; provided, however, that no fewer than 100 Common Shares (or the remaining Common Shares then purchasable under the Option, if less than 100 Common Shares) may be purchased upon any exercise of Option rights hereunder and that only whole Common Shares will be issued pursuant to the exercise of any Option. During a Grantee's lifetime, any Options granted under this Plan are personal to him or her and are exercisable solely by such Grantee. Options shall be exercised by delivery to the Company of notice of the number of Common Shares with respect to which the Option is exercised, together with payment of the Exercise Price.

D. Payment of Exercise Price

Payment of the Exercise Price shall be made in full at the time the notice of exercise of the Option is delivered to the Company and shall be in cash, bank certified or cashier's cheque or personal cheque (unless at the time of exercise the Plan Administrator in a particular case determines not to accept a personal cheque) for the Common Shares being purchased.

The Plan Administrator can determine at any time before exercise that additional forms of payment will be permitted. To the extent permitted by the Plan Administrator and applicable laws and regulations (including, but not limited to, federal tax law, securities laws and regulations and provincial company law), an Option may be exercised by delivery of Common Shares held by a Grantee having a fair market value equal to the Exercise Price, such fair market value to be determined in good faith by the Plan Administrator; provided, however, that payment in Common Shares held by a Grantee shall not be made unless the Common Shares shall have been owned by the Grantee for a period of at least six months.

E. Termination of Relationship

If the Grantee's relationship with the Company or any Affiliate ceases for any reason other than termination for cause, death or total disability, and unless by its terms the Option sooner terminates or expires, then the Grantee may exercise, for a 90 day period that portion of the Grantee's Option which is exercisable at the time of such cessation, but the Grantee's Option shall terminate at the end of such period following such cessation as to all Common Shares for which it has not theretofore been exercised, unless such provision is waived in the agreement evidencing the Option or by resolution adopted at any time by the Plan Administrator. If a Grantee's relationship with the Company or any Affiliate changes (i.e., from employee to non-employee, such as a consultant), such change shall constitute a termination of a Grantee's relationship with the Company or any Affiliate and the Grantee's Option shall terminate in accordance with this subsection E. Upon the expiration of the 90-day period following cessation of a Grantee's relationship with the Company or any Affiliate, the Plan Administrator shall have sole discretion in a particular circumstance to extend the exercise period following such cessation beyond that specified above, subject to any extension being pre-cleared by the Exchange.

If a Grantee is terminated for cause, any Option granted hereunder shall automatically terminate as of the first discovery by the Company of any reason for termination for cause, and such Grantee shall thereupon have no right to purchase any Common Shares pursuant to such Option. "Termination for cause" shall mean dismissal for dishonesty, conviction or confession of a crime punishable by law (except minor violation), fraud, misconduct or disclosure of confidential information. If a Grantee's relationship with the Company or any Affiliate is suspended pending an investigation of whether or not the Grantee shall be terminated for cause, all the Grantee's rights under any Option granted hereunder likewise shall be suspended during the period of investigation.

If a Grantee's relationship with the Company or any Affiliate ceases because of a total disability, no further vesting shall occur after the cessation, the Grantee's Option shall not terminate until the end of the 24 month period following such cessation (unless by its terms it sooner terminates and expires). As used in this Plan, the term "total disability" refers to a mental or physical impairment of the Grantee which is expected to last for a continuous period of 12 months or more and which causes the Grantee to be unable, in the opinion of the Company and two independent physicians, to perform his or her duties for the Company and to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after the Company and the two independent physicians have furnished their opinion of total disability to the Plan Administrator.

7. AWARD AGREEMENTS AND CERTAIN PROVISIONS APPLICABLE TO AWARDS

(a) Withholding Tax Requirement

The Company or any Affiliate shall have the right to retain and withhold from any payment of cash or Common Shares under this Plan the amount of taxes required by any government to be withheld or otherwise deducted and paid with respect to such payment. At its discretion, the Company may require a Grantee receiving Common Shares to reimburse the Company for any such taxes required to be withheld by the Company and withhold any distribution in whole or in part until the Company is so reimbursed. In lieu thereof, the Company shall have the right to withhold from any other cash amounts due or to become due from the Company to the Grantee an amount equal to such taxes. The Company may also retain and withhold or the Grantee may elect, subject to approval by the Company at its sole discretion, to have the Company retain and withhold a number of Common Shares having a market value not less than the amount of such taxes required to be withheld by the Company to reimburse the Company for any such taxes and cancel (in whole or in part) any such Common Shares so withheld.

(b) Non-transferability of Awards

Awards granted under this Plan and the rights and privileges conferred hereby may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent and distribution and shall not be subject to execution, attachment or similar process. Any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any Award under this Plan or any right or privilege conferred hereby, contrary to the provisions of this Plan, or the sale or levy or any attachment or similar process upon the rights and privileges conferred hereby shall be null and void. Notwithstanding the foregoing, if the Company permits, a Grantee may, during the Grantee's lifetime, designate a person who may exercise the Award after the Grantee's death by giving written notice of such designation to the Plan Administrator. Such designation may be changed from time to time by the Grantee by giving written notice to the Plan Administrator revoking any earlier designation and making a new designation.

(c) Continuation of Employment

Nothing in this Plan or in any Award granted pursuant to this Plan shall confer upon any Grantee any right to continue in the employ of the Company or of an Affiliate, or to interfere in any way with the right of the Company or of any such Affiliate to terminate his or her employment or other relationship with the Company at any time.

(d) Stand-Alone, Additional, Tandem and Substitute Awards

Awards granted under this Plan may, in the discretion of the Plan Administrator, be granted to Eligible Persons either alone or in addition to, in tandem with, or in exchange or substitution for, any other Award or any award granted under any other plan, supplemental plan, agreement or arrangement of the Company or an Affiliate, or any business entity to be acquired by the Company or an Affiliate, or any other right of an Eligible Person to receive payment from the Company or an Affiliate.

(e) Date of Grant

Awards granted under this Plan will be considered to be granted on the date on which the Plan Administrator approves the grant thereof or if specified by the Plan Administrator, the date upon which the Award Agreement with respect to that Award is entered into, however, no Award will be legally binding on the Company until the acceptance by the Eligible Person of the grant or terms and conditions of such Award and the execution of an Award Agreement evidencing such Award.

(f) Option / SAR Limitations

Subject to adjustment as provided in Section 8 hereof the maximum number of Common Shares in respect of which Options or SARs may be granted to any single Eligible Person, in the aggregate, shall be 5% of the issued and outstanding Common Shares.

8. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

The aggregate number and class of shares for which Awards may be granted under this Plan, the number and class of shares covered by each outstanding Award and the exercise price per share thereof (but not the total price), and each such any Common Shares hereunder shall relieve the Company any liability in respect of the non-issuance or sale of such Common Shares as to which such requisite authority shall not have been obtained.

As a condition to the exercise of an Award, the Company may require the Grantee to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any relevant provision of the aforementioned laws. At the option of the Company, a stop-transfer order against any Common Shares may be placed on the official stock books and records of the Company, and a legend indicating that the Common Shares may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided (concurred in by counsel for the Company) stating that such transfer is not in violation of any applicable law or regulation, may be stamped on share certificates in order to assure exemption from registration. The Plan Administrator may also require such other action or agreement by the Grantees as may from time to time be necessary to comply with the federal and state securities laws. THIS PROVISION SHALL NOT OBLIGATE THE COMPANY TO UNDERTAKE REGISTRATION OF OPTIONS, SARs OR COMMON SHARES HEREUNDER.

Should any of the shares of the Company of the same class as the shares subject to Awards granted hereunder be listed on a securities exchange or other securities trading facility, all shares issued hereunder if not previously listed on such exchange or facility shall be authorized by that exchange or facility for listing thereon prior to the issuance thereof.

10. AMENDMENT AND TERMINATION

(a) Board Action

The Board may at any time suspend, amend or terminate this Plan, subject to, in the case of amendments, to such amendments being pre-cleared with the Exchange provided that except as set forth in Section 8, the approval of the holders of a majority of the Company's outstanding voting shares, voting either in person or by proxy at a duly held Shareholders' meeting is necessary within 12 months before or after the adoption by the Board for any amendment which will:

A. increase the number of Common Shares that may be issued under this Plan;

B. change the designation of the participants or class of participants eligible for participation in this Plan; or

C. otherwise materially increase the benefits accruing to the participants under this Plan.

Any amendment made to this Plan which would constitute a "modification" to Awards outstanding on the date of such amendment, shall not be applicable to such outstanding Awards, but shall have prospective effect only, unless the Grantee agrees otherwise.

11. EFFECTIVENESS OF THIS PLAN

This Plan shall become effective upon adoption by the Board so long as it is approved by the holders of a majority of the Company's outstanding voting shares at any time within 12 months before or after the adoption of this Plan.

SPECTRUM SIGNAL PROCESSING INC.
(the "Corporation")

TO: Shareholders of the Corporation

In accordance with National Instrument 51-102 "Continuous Disclosure Requirements", registered and beneficial shareholders of the Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation and Annual Reports, if they so request. If you wish to receive such mailings, please complete this form and return by fax to Spectrum Signal Processing Inc. at (604) 421-1764; or you may return the form in the enclosed envelope to:

Spectrum Signal Processing Inc.
#300 – 2700 Production Way
Burnaby, B.C.
V5A 4Xl

Please send me the Quarterly Interim Financial Statements for 2006, together with Management's Discussion & Analysis ☐

Please send me the Annual Report for the year ended December 31, 2006, together with Management's Discussion & Analysis ☐

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PLEASE PRINT NAME OF SHAREHOLDER

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MAILING ADDRESS

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CITY/TOWN

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PROVINCE/STATE POSTAL/ZIP CODE

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EMAIL ADDRESS

By signing below, I confirm that I am a shareholder of the Corporation:

______________________________ DATE: ______________________, 2006
SIGNATURE OF SHAREHOLDER

SH Return Card